# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1975 W. El Camino Real, Suite 204, Mountain View, California (CA), 94040
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,856,259; shared voting power 0; sole dispositive power 4,856,259; shared dispositive power 0; aggregate amount beneficially owned 4,856,259 (9.99% of the class)
  Comment: The number represents (i) 550,000 shares of common stock, par value $0.001 per share (the "Common Stock") of Unicycive Therapeutics, Inc. (the "Issuer"), (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock") underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Convertible Preferred Stock, par value $0.001 per share (the "Series A-4 Preferred Stock") underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Convertible Preferred Stock, par value $0.001 per share (the "Series A-5 Preferred Stock") underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class is based on 27,855,257 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026. The Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,856,259; shared voting power 0; sole dispositive power 4,856,259; shared dispositive power 0; aggregate amount beneficially owned 4,856,259 (9.99% of the class)
  Comment: The number represents (i) 550,000 shares of Common Stock of the Issuer, (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class is based on 27,855,257 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2026. The Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 1975 W. El Camino Real, Suite 204, Mountain View, CA 94040

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The shares reported in this Schedule 13G amendment represent (i) 550,000 shares of Common Stock of the Issuer, (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P. 9.99%*
Vivo Opportunity, LLC 9.99%*
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 4,856,259
Vivo Opportunity, LLC 4,856,259
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 0
Vivo Opportunity, LLC 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 4,856,259
Vivo Opportunity, LLC 4,856,259
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 0
Vivo Opportunity, LLC 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/14/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)